March 8, 2016

Division of Corporation Finance

U.S. Securities & Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Attn: Larry Spirgel, Assistant Director

Re:	Franklin Wireless Corp. Form 10-K for Fiscal Year Ended June 30, 2015 Filed September 28, 2015 File No. 1-14891

Dear Sirs,

This is in response to your letter of February 23, 2016 concerning the Annual Report on Form 10-K for the year ended June 30, 2015 of Franklin Wireless Corp. (the “Company”). Your letter included comments about one item which is shown below followed by our explanations.

Form 10-K for the Year Ended June 30, 2015

Business, page 4

We note your statement on F-12 that a significant portion of your revenue is derived from a small number of customers. In future filings, please revise to disclose the names of any customers to which sales amount to 10% or more of revenues. Refer to section (c)(1)(vii) of Item 101 of Regulation S-K.

With respect to the two customers to which sales amount to 10% or more of revenues, the disclosure of the names of these customers is subject to, and limited by, non-disclosure agreements previously executed between the Company and these two customers.

We understand that the Company is responsible for the adequacy and accuracy of the disclosure in our filings with the SEC, and that staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing. Further, we understand that the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We appreciate the staff's comments and request that the staff contact the undersigned with any questions regarding this letter.

Very truly yours,

/s/ Richard T. Walker

Chief Financial Officer

Franklin Wireless Corp.

9707 Waples Street, Suite 150, San Diego, CA 92121 858-623-0000, Fax 858-623-0050